EXHIBIT 99.1

DISCLOSURE RE FEE DISPUTE WITH DELOITTE & TOUCHE, LLP

As previously disclosed by State Bancorp, Inc. (the "Company") in its Current Report on Form 8-K filed on August 18, 2005, on August 12, 2005 the Audit Committee of the Board of Directors of the Company dismissed Deloitte & Touche, LLP ("Deloitte") as the Company's independent registered public accounting firm. The reports of Deloitte on the financial statements of the Company for the Company's two most recent fiscal years ended December 31, 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the Company's two most recent fiscal years ended December 31, 2004 and during the subsequent interim period preceding the replacement of Deloitte there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the financial statements of the Company for such years.

On August 12, 2005, the Audit Committee of the Board of Directors of the Company engaged Crowe Chizek and Company LLC ("Crowe Chizek") as the Company's independent auditors with respect to the audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2005. During the Company's two most recent fiscal years ended December 31, 2004, and during the subsequent interim period preceding the replacement of Deloitte, the Company did not consult with Crowe Chizek regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements.

At the time that the Company filed the aforementioned Form 8-K, Deloitte furnished the Company with a letter addressed to the Securities and Exchange Commission stating that it agreed with the above statements made by the Company regarding Deloitte. A copy of that letter, dated August 17, 2005, was filed as Exhibit 16.1 to the Form 8-K.

Prior to replacing Deloitte, the Company paid Deloitte audit fees for 2004 in the amount of $401,140, which was the amount quoted by Deloitte in its 2004 engagement letter. Subsequently, the Company received bills from Deloitte in the amount of $509,734 for additional audit fees for 2004 and 2005, which amount is disputed by the Company. Due to the continuing nature of this dispute, the Company has been unable to obtain a reissued audit report from Deloitte on the Company's December 31, 2004 and 2003 financial statements included in this Form 10-K, which Deloitte previously reported on in its audit report dated March 11, 2005.